Media Release 28 September 2018

Exhibit 99.1

James Hardie Industries plc Announces Pricing of Offering of Senior Notes

James Hardie Industries plc (ASX: JHX) (“James Hardie”) announced today the pricing of an offering of €400 million aggregate principal amount of senior notes due 2026 (the “2026 notes”) of its wholly-owned subsidiary, James Hardie International Finance Designated Activity Company. The 2026 notes will bear interest at a rate of 3.625% per annum. The net proceeds from the offering will be used to repay certain of the outstanding borrowings under James Hardie’s 364-day term loan facility, which was used to fund the previously completed Fermacell acquisition, and to pay related transaction fees and expenses.

The notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. As a result, they may not be offered or sold in the United States or to any U.S. persons, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the notes are being offered only to “qualified institutional buyers” in reliance on the exemption from registration provided by Rule 144A under the Securities Act or, outside the United States, to persons other than “U.S. persons” in reliance on Regulation S under the Securities Act. You are hereby notified that sellers of the notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

This press release is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of, the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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Media/Analyst Enquiries:

Jason Miele
Vice President, Investor and Media Relations

Telephone:    +61 2 8845 3352
Email:        media@jameshardie.com.au

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Media Release 28 September 2018

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with

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Media Release 28 September 2018

the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: dependence on residential and commercial construction markets; competition and product pricing in the markets in which the Company operates; unforeseen delays and/or cost overruns in planned capital expenditures in future periods; regulatory action and continued regulatory scrutiny; risks of conducting business internationally; currency exchange risks; the consequences of product failures or defects, including risks associated with warranty claims; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; compliance with and changes in environmental and health and safety laws; the supply and cost of raw materials; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; reliance on a small number of customers; risks associated with the fact that the company’s ability to sell its products in certain markets is influenced by building codes and ordinances; a customer’s inability to pay; reliance on third-party distribution channels; compliance with and changes in laws and regulations; possible increases in competition and the potential that competitors could copy the Company’s products; unauthorized disclosure of sensitive or confidential information or other cyber security incidents; the effect of adverse changes in climate or weather patterns; inherent limitations on internal controls; acquisition or sale of businesses and business segments; the integration of Fermacell into the Company’s business; lack of disclosure in connection with historical financial information for Fermacell and related pro forma financial statements; estimates of Fermacell’s adjusted EBITDA for the twelve months ended 31 March 2018; changes in the Company’s key management personnel; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

MiFID II professionals/ECPs-only/ No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).  No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. In the United Kingdom, this announcement is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity within the meaning of section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons in the United Kingdom and must not be acted on or relied on in the United Kingdom by anyone who is not a relevant person.

Neither the content of the Company’s website nor any website accessible by hyperlinks on the Company’s website is incorporated in, or forms part of, this announcement. The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement contains inside information by the Issuer under Regulation (EU) 596/2014 (16 April 2014).

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